FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

NEW YORK 601 Lexington Avenue 31st Floor New York, NY 10022
T	+	1 212 277 4004
F	+	1 646 521 5604
W		www.freshfields.com

DOC ID		US2945915
OUR REF		MAL
CLIENT-MATTER NO.		169800-0001

March 21, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Ruairi Regan and Brigitte Lippmann,
Office of Beverages, Apparel and Mining

Re:	Unimin Corporation
Draft Registration Statement on Form S-4
Confidentially submitted on January 23, 2018
CIK No. 0001722287

Dear Mr. Reynolds, Mr. Regan and Ms. Lippmann:

On behalf of our client, Unimin Corporation (the Company or Unimin), we hereby confidentially submit a revised draft of the Company’s Registration Statement on Form S-4 (the Amended Draft Registration Statement). The Amended Draft Registration Statement is marked to show changes from the Company’s draft registration statement on Form S-4 (the Draft Registration Statement), which was confidentially submitted to the Securities and Exchange Commission (the Commission) on January 23, 2018.

The changes reflected in the Amended Draft Registration Statement include those made in response to the comments of the staff (the Staff) of the Commission set forth in the Staff’s letter of February 16, 2018 (the Comment Letter). The Amended Draft Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The Company has requested confidential treatment of its response to Comment No. 31 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR confidential submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [***Omitted***]. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the confidential information.

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Draft Registration Statement.

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Outside Front Cover Page of the Prospectus

1.	Please disclose the amount of securities offered. See Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the proxy statement/prospectus contained in the Amended Draft Registration Statement.

2.	Please disclose on the cover page that the cash portion of the merger consideration is estimated to be $0.74 per share of Fairmount Santrol common stock.

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the proxy statement/prospectus contained in the Amended Draft Registration Statement.

3.	Please disclose on the cover page that at the time of the special meeting, Fairmount Santrol stockholders will not know or be able to determine the value of the combined company common stock they would receive at the effective time of the merger. Also disclose whether Fairmount Santrol’s stockholders will know at the time of their vote the number of Unimin shares that they will receive. State the time period anticipated between the vote and the effective time.

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the proxy statement/prospectus contained in the Amended Draft Registration Statement. Please note, we are unable to state with reasonable certainty the anticipated time period between the special meeting and the effective time of the merger due to our inability to reasonably anticipate when foreign regulatory approval will be obtained, and we have added disclosure to this effect on the outside front cover of the proxy statement/prospectus contained in the Amended Draft Registration Statement.

Questions and Answers, page 1

Q: What will Fairmount Santrol stockholders receive if the Merger is completed?, page 2

4.	Please describe the exchange ratio formula in this section and explain how it is designed to provide the Fairmount Santrol stockholders with 35% of Unimin’s shares of common stock.

In response to the Staff’s comment, the Company has updated the disclosure on page 3 of the Amended Draft Registration Statement.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

5.	Please provide the estimated exchange ratio of Unimin’s shares of common stock for each share of Fairmount Santrol common stock estimated to be outstanding at the closing of the merger. Describe any assumptions made in calculating the estimated exchange ratio.

In response to the Staff’s comment, the Company has updated the disclosure on page 3 of the Amended Draft Registration Statement.

6.	Please state the fully diluted Fairmount Santrol share number as of a recent date and disclose whether you expect this number to materially change at the closing of the merger.

In response to the Staff’s comment, the Company has updated the disclosure on page 3 of the Amended Draft Registration Statement.

Summary Historical and Pro Forma Earnings per Share Information, page 47

Comparative Historical and Unaudited Pro Forma Combined per Share Information, page 115

Comparative per Share Market Price Information, page 116

7.	Please also present equivalent pro forma per share data and equivalent per share market value information for Fairmount Santrol as required by Item 3(f) and (g) of Form S-4.

In response to the Staff’s comment, the Company has updated the disclosure on pages 46 and 113 of the Amended Draft Registration Statement to present equivalent pro forma per share data for Fairmount Santrol as required by Item 3(f) of Form S-4. In light of the fact that there is no public trading market for the Company’s common stock (disclosed on pages 16, 114, 116 and 169 of the Amended Draft Registration Statement), the Company is unable to add additional equivalent per share market value information and believes that its current disclosure on page 114 of the Amended Draft Registration Statement complies with Item 3(g) of Form S-4.

Unaudited Pro Forma Combined Financial Statements, page 106

Unaudited Pro Forma Combined Balance Sheet, page 107

8.	Please revise to disclose separately common stock par value, authorized, issued and outstanding for Unimin, Fairmount Santrol and Unimin pro forma.

In response to the Staff’s comment, the Company has updated the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2017 on page 105 of the Amended Draft Registration Statement to show each company’s common stock par value, authorized, issued and outstanding.

Note 5: Pro Forma Adjustments, page 112

Adjustment N, page 113

9.	Please revise to disclose the computation of pro forma interest expense including the interest rate on the anticipated term loan. Also, tell us how you arrived at the interest rate used and concluded it was factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

In response to the Staff’s comment, the Company has updated Note 5, letter O on page 111 of the Amended Draft Registration Statement to provide further details on the pro forma interest expense calculation.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

Background of the Merger, page 125

10.	We note your disclosure regarding the presentations made by the financial advisor. Please supplementally provide us with copies of any materials, such as board books, used in the presentations to the Fairmount Santrol board. We may have additional comments after reviewing these materials.

We have been advised that Cravath, Swaine and Moore LLP, counsel to Wells Fargo Securities, will furnish, via hand delivery under separate cover, a copy of the final presentation materials prepared by Wells Fargo Securities and shared with Fairmount Santrol’s board in connection with the delivery of Wells Fargo Securities’ opinion, dated December 11, 2017, to Fairmount Santrol’s board. We have been advised that Cravath, Swaine and Moore LLP intends to request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 and related rules. In accordance with such rules, we have been advised that Cravath, Swaine and Moore LLP intends to respectfully request that those materials be returned promptly to Cravath, Swaine and Moore LLP following completion of the Staff’s review thereof.

11.	We note your disclosure on page 128 that the Business Combination Group undertook a “process of identifying the most relevant preliminary valuation methodologies, validating the assumptions underlying those methodologies, and forming a preliminary counterproposal to Sibelco regarding the relative valuation of Fairmount Santrol and Unimin.” Please describe the material methodologies and underlying assumptions used by the Business Combination Group in negotiating the merger consideration.

In response to the Staff’s comment, the Company has updated the disclosure on page 126 of the Amended Draft Registration Statement.

U.S. Federal Income Taxation of the Mergers, page 185

12.	Please disclose tax counsel’s conclusion regarding the material federal tax consequences. For guidance, please see Section III.B of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, the Company has updated the disclosure on page 183 of the Amended Draft Registration Statement. The Company has also confidentially submitted drafts of tax opinions as exhibits 8.1 and 8.2 to the Amended Draft Registration Statement.

13.	Please state in the filing that you will recirculate and resolicit if the condition to receive the tax opinion is waived and the change in tax consequences is material. For guidance, please see Section III.D.3 of Staff Legal Bulletin No. 19 (CF).

In response to the Staff’s comment, the Company has updated the disclosure on page 184 of the Amended Draft Registration Statement.

Role of Compensation Consultants, page 232

14.	We note your consideration of benchmarking data in determining executive compensation. Please identify the peer companies you use and clarify how you assess general comparability.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

Sibelco’s Remuneration Committee uses a general industry survey from Korn Ferry Hay Group in determining levels of compensation. The data from Korn Ferry Hay includes summarized data for over 2,000 U.S. companies from different industries and of different sizes. For the most senior executive positions, the Korn Ferry Hay data includes compensation information from 140 U.S. companies (from among the more than 2,000 companies in the overall data pool), but in order to maintain confidentiality Korn Ferry Hay does not identify these 140 companies. Accordingly, such data is not limited to companies in the industries in which Sibelco operates, such as the industrial minerals industry or even the broader mining industry, and Sibelco does not know the identity of the 140 companies used by Korn Ferry Hay in providing market compensation data for the most senior-level positions. In evaluating Unimin’s Chief Executive Officer, who has been employed by Sibelco Australia Ltd and has been working for Unimin in the United States as an expatriate, Sibelco’s Remuneration Committee also looked at a Korn Ferry Hay Group survey of 473 Australian companies, across a wide range of industries, which included data on executive level compensation from approximately 170 Australian companies.

In response to the Staff’s comment, the Company has modified the disclosure on page 231 to provide additional clarifying information in response to the Staff’s comment.

Unimin’s Reserves, page 267

15.	We note your disclosure on page 268 referencing recoverable reserves and in-placed material. Please clarify if your mineral reserves are disclosed prior to or after the application of your estimated recovery percentages.

Unimin’s reserves are disclosed after the application of Unimin’s estimated recovery percentages. In response to the Staff’s comment, the Company has updated the disclosure on page 268 of the Amended Draft Registration Statement.

16.	Please include disclosure describing how you assess the economic viability of your mineral reserves.

In response to the Staff’s comment, the Company has updated the disclosure on pages 266 and 267 of the Amended Draft Registration Statement.

17.	Please revise your reserve table to identifying the primary mineral(s) or materials(s) associated with the mineral reserve.

In response to the Staff’s comment, the Company has updated the reserve table on pages 268 and 269 of the Amended Draft Registration Statement to include the primary mineral(s) associated with each mineral reserve.

18.	Please forward to our engineer your technical reports for your Kasota, Minnesota; Troup, Texas; Tunnel City, Wisconsin; Nepton/Blue Mountain, Ontario; and Canoitas, Mexico mineral reserves pursuant to Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps,

•	Description of your sampling and assaying procedures,

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

•	Drill-hole maps showing drill intercepts,

•	Representative geologic cross-sections and drill logs,

•	Description and examples of your cut-off calculation procedures,

•	Cutoff grades used for each category of your reserves and resources,

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves,

•	A detailed description of your procedures for estimating reserves, and

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer, at (202) 551-3610.

In response to the Staff’s comment, on March 13, 2018, the Company provided the requested information to Mr. Coleman on a CD, formatted as Adobe PDF files.

19.	We note your disclosure on page 271 that you have 38 processing facilities and 38 distribution facilities. Additionally we note that you have identified 30 properties with mineral reserves and that you briefly describe approximately 24 properties beginning on page 271. Further, you disclose that you have 38 active processing facilities, however the description under “Facilities” covers only 23 active properties. Please revise your disclosure to clarify the location and nature of your operations by reconciling these numbers. Considering the large number of processing and distribution facilities appropriate maps and tables showing mines, processing, transportation, and distribution facilities may facilitate your disclosure.

In response to the Staff’s comment, the Company has updated the disclosure on pages 16, 116, 247, 267, 268, 270, 287, 288, 302 and 303 of the Amended Draft Registration Statement and has clarified throughout the document that the Company has 31 mining facilities with reserves (including one facility currently under construction), nine processing facilities (including one inactive facility), 38 terminals (including 32 energy terminals and six industrial terminals) and five transload facilities. The Company’s revised disclosure on pages 267 and 288 includes two new maps showing the Company’s production facilities and terminal and transload network.

20.	Please provide a brief description of each material property listed in your mineral reserve table, or advise.

In response to the Staff’s comment, the Company has updated the disclosure on pages 270 to 286 (with additional description added on pages 280-286) of the Amended Draft Registration Statement. The disclosure has been updated to include a brief description of each property listed in the mineral reserves table.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

21.	We note your disclosure of capacities with the description of your facilities. Please revise to include annual production and/or utilization rates for each mine/facility. Please see Instructions 1 and 3 to Item 102 of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on pages 270 to 286 of the Amended Draft Registration Statement.

22.	Please identify the segment for each mine/facility and identify any properties that are material to an individual segment pursuant to Instruction 3 to Item 102 of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on page 268 of the Amended Draft Registration Statement.

Legal Proceedings, page 295

23.	For each material product liability legal proceeding, please provide the information required by Item 103 of Regulation S-K, such as the name of the court in which the proceeding is pending and the amount of relief sought.

We acknowledge the Staff’s comment and respectfully submit the Company’s belief that none of the silica exposure legal proceedings identified in the Amended Draft Registration Statement is, individually or in the aggregate, material or reasonably likely to be material within the meaning of Item 103 of Regulation S-K. For further details on the Company’s silica-related litigation please refer to the Company’s response to the Staff’s comment No. 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unimin, page 296

Liquidity and Capital Resources, page 309

24.	We note your disclosure here and on pages 167-168 that you expect to enter into a $1.65 billion term loan and a $200 million revolving credit facility with a group of banks led by Barclays. Please revise your liquidity disclosure to clarify when you intend to enter into such credit agreement and describe the proposed material terms of such agreement, including material restrictive covenants and applicable financial ratios.

In response to the Staff’s comment, the Company has revised the disclosure on pages 320 and 321 of the Amended Draft Registration Statement.

Net Cash Provided by Operating Activities, page 310

25.	Your revenue decreased by $379.4 million from 2015 to 2016. Please discuss in detail the underlying reasons for the $39.1 million increase in accounts receivable during 2016, including any changes in accounts receivable collection timing. Also, discuss the underlying reasons for the $110.1 million reduction in accounts receivable during the 2015 comparative period. Refer to Item 303(a)(1) of Regulation S-K.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

In response to the Staff’s comment, the Company has updated the disclosure on page 322 of the Amended Draft Registration Statement.

Contractual Obligations Table, page 313

26.	Please disclose your estimated interest payments on your long-term debt. Also, disclose any assumptions you made to derive these amounts. Refer to Item 303(a)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on page 323 of the Amended Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 323

27.	Please disclose the approximate dollar value of the amount involved in the transaction related to the Contribution Agreement. See Item 404(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on page 332 of the Amended Draft Registration Statement.

Financial Statements of Unimin for the Years Ended December 31, 2016 and 2015

Consolidated Statements of Income (Loss), page F-4

28.	Your revenue recognition policy disclosures on page F-9 indicate that you earn revenues from services you provide to your customers for logistics, such as transportation storage and transloading the product from railcars. Please separately state the amount of revenues derived from these services and related costs to comply with Rule 5-03(b)(1) and (2) of Regulation S-X. In addition, expand your discussion in management’s discussion and analysis to explain the impacts of these revenues and related costs on your results of operations.

The Company ships its products to its customers either directly from its production facilities or from the Company’s distribution terminals. The Company has set up its distribution terminals in-basin in order to get its products closer to the markets in which its customers operate. The Company’s sales are primarily a function of the price per ton sold. The price per ton reflects the cost of production as well as the freight cost to move the product to that distribution terminal and any transloading or terminal costs that the Company incurs to operate its extensive supply chain process. In response to the Staff’s comment, the Company has revised the revenue recognition policy disclosure on page F-9 of the Amended Draft Registration Statement and has updated Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 305 of the Amended Draft Registration Statement.

Notes to Consolidated Financial Statements

10. Income Taxes, page F-22

29.	Please disclose the amount of undistributed earnings of your foreign subsidiaries, if any, as well as the unrecognized deferred tax liability associated with such undistributed earnings. Refer to ASC 740-30-50-2.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

In response to the Staff’s comment, the Company has updated the disclosure on page F-25 of the Amended Draft Registration Statement.

14. Related Party Transactions, page F-32

30.	Please disclose the information required by ASC 850-10-50 and Rule 4-08(k) of Regulation S-X for related party transactions, including their nature and the related dollar amounts as of each balance sheet date and for each period presented. Examples of additional dollar amount disclosures include, but are not limited to, related party amounts for interest expense on debt for each period presented, services provided for each period presented, and receivables and payables as of each balance sheet date. Please also disclose the allocation method used for each material expense allocated to you by the Parent as required by SAB Topic 1.B.1.

In response to the Staff’s comment, the Company has updated the disclosure on page F-34 of the Amended Draft Registration Statement.

15. Commitments and Contingencies, page F-33

31.	Please revise your disclosures here, on page 295, and elsewhere in the filing to provide the detailed disclosures required by SAB Topic 5.Y and ASCs 450-20-50 and 410-30-50 regarding your silica-related litigation. Also, provide us the following:

•	A rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, the number of new claims, the number of claims settled, and the ending number of claims.

•	The average settlement amount for cases closed in each period.

•	A rollforward of the accrual for these claims for each period presented.

•	Explain in detail, if true, your basis for concluding under ASC 450 that it is not reasonably possible that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would not be material. If you are relying on insurance proceeds to reach this conclusion, tell us whether legal right of setoff exists and, if so, how you determined this.

In response to the Staff’s comment, the Company has updated the disclosure on page F-35 of the Amended Draft Registration Statement.

[***Omitted***]

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On behalf of our client, we confirm to you that the Company will publicly file the Registration Statement and nonpublic draft submissions thereof at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Confidential Treatment Requested by Unimin Corporation Pursuant to 17 C.F.R. Section 200.83

Pursuant to 17 C.F.R. § 200.83, the Company is requesting that confidential treatment be afforded to this letter and the Amended Draft Registration Statement being submitted with this letter. As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request or the Registration Statement to the Division of Corporation Finance or the Commission’s Freedom of Information Act Office.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 277-4004 or Michael.Levitt@freshfields.com.

Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt

cc:	Raj Rajan

Rufus Decker

John Coleman

(Securities and Exchange Commission)

Jean-Luc Deleersnyder

Kurt Decat

(SCR-Sibelco NV)

Campbell J. Jones

Andrew D. Eich

(Unimin Corporation)

Jenniffer D. Deckard

Michael F. Biehl

(Fairmount Santrol Holdings Inc.)

Peter D. Lyons, Esq.

Omar Pringle, Esq.

Aly El Hamamsy, Esq.

(Freshfields Bruckhaus Deringer US LLP)

James P. Dougherty, Esq.

Benjamin L. Stulberg, Esq.

Michael J. Solecki, Esq.

Andrew C. Thomas, Esq.

(Jones Day)